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Filed pursuant to Rule 424(b)(3) and 424(c)
File Number 333-105523

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JUNE 5, 2003)

$300,000,000

Affiliated Managers Group, Inc.

Floating Rate Convertible Senior Debentures due 2033
and Common Stock Issuable Upon Conversion of the Debentures

        This document supplements the Prospectus dated June 5, 2003 relating to the resale by the holders of Floating Rate Convertible Senior Debentures due 2033 (the "Debentures") and the shares of common stock issuable upon conversion of the Debentures.

        This Prospectus Supplement is incorporated by reference into, and should be read in conjunction with, the Prospectus dated June 5, 2003.

        The following sets forth information as of the date of this Prospectus Supplement about the principal amount at maturity of Debentures and the underlying common stock beneficially owned by each selling securityholder that may be offered using this Prospectus. All information concerning beneficial ownership has been provided by the selling securityholders and is as of June 20, 2003.

ADDITIONAL SELLING SECURITYHOLDERS

        The table below lists additional selling securityholders for the table on pages 40-42 of the Prospectus.

	Aggregate Principal Amount of Debentures at Maturity That May Be Sold	Percentage of Debentures Outstanding	Shares of Common Stock That May Be Sold(1)		Percentage of Common Stock Outstanding(2)
Amerisure Mutual Insurance Company	$190,000	*	2,338		*
Innovest Finanzdienstle	505,000	*	6,215		*
Nicholas Applegate Investment Grade Convertible Fund	5,000	*	62		*
Royal Bank of Canada	5,000,000	1.67%	61,539	(3)	*
Xavex-Convertible Arbitrage 4 Fund c/o Forest Investment Management L.L.C.	326,000	*	4,012		*

SELLING SECURITYHOLDERS

        The table below sets forth updated information regarding the selling securityholders listed on the table on pages 40-42 of the Prospectus.

	Aggregate Principal Amount of Debentures at Maturity That May Be Sold	Percentage of Debentures Outstanding	Shares of Common Stock That May Be Sold(1)	Percentage of Common Stock Outstanding(2)
B.G.I. Global Investors c/o Forest Investment Management L.L.C.	$846,000	*	10,412	*
Credit Suisse First Boston LLC.	1,000,000	*	12,308	*
Forest Global Convertible Fund Series A-5	9,967,000	3.32%	122,671	*
Forest Multi-Strategy Master Fund SPC, on behalf of Series F, Multi-Strategy Segregated Portfolio	1,149,000	*	14,142	*
Global Bermuda, LP	5,500,000	1.83%	67,692	*
Lakeshore International, LTD	22,000,000	7.33%	270,769	1.27%
LLT LIMITED	781,000	*	9,612	*
Lyxor Master Fund c/o Forest Investment Management L.L.C	8,050,000	2.68%	99,077	*
Sphinx Convertible Arbitrage c/o Forest Investment Management L.L.C.	217,000	*	2,671	*
Zurich Master Hedge Fund c/o Forest Investment Management L.L.C.	1,301,000	*	16,012	*
All other holders of debentures or future transferees, pledgees, donees or successors of any such holders (4)(5)	16,550,000	5.52%	203,692	*

*
Less than 1%

(1)
Assumes conversion of all of the holder's debentures at the initial conversion rate of 12.3077 shares of common stock per $1,000 principal amount at maturity of the debentures. However, this conversion rate will be subject to adjustment as described under "Description of Debentures—Conversion Rights—Base Conversion Rate Adjustments." As a result, the amount of common stock issuable upon conversion of the debentures may increase in the future.

(2)
Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 21,026,270 shares of common stock outstanding as of May 12, 2003. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder's debentures. However, we did not assume the conversion of any other holder's debentures.

(3)
Does not include 100 shares of our common stock owned by Royal Bank of Canada in addition to the common stock into which such holder's debentures are convertible.

(4)
Information about other selling securityholders will be set forth in prospectus supplements, if required.

(5)
Assumes that any other holders of debentures, or any future transferees, pledgees, donees or successors of or from any such other holders of debentures, do not beneficially own any common stock other than the common stock issuable upon conversion of the debentures at the initial conversion rate.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is June 20, 2003.

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ADDITIONAL SELLING SECURITYHOLDERS
SELLING SECURITYHOLDERS